Exhibit 12(a)

Core Molding Technologies, Inc.
Statement of Computation of Ratios

(in thousands)	As of December 31,					September 30,
	2012	2013	2014	2015	2016	2017
Fixed Charges Computation
Interest expensed and capitalized	508	277	202	332	298	193
Amortized premiums, discounts,and capitalized expenses related to indebtedness	91	91	62	48	16	—
Reasonable approximation of interest within rental expense	171	133	129	126	145	108

Total Fixed Charges and Preferred Equity Dividends	770	501	393	506	459	301

Earnings Computation
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	12,156	9,900	14,525	18,168	11,247	6,966
Plus
Fixed charges	770	501	393	506	459	301
Minus
Interest capitalized	174	63	80	2	—	2

Total Earnings	12,752	10,338	14,838	18,672	11,706	7,265

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	16.6	20.6	37.8	36.9	25.5	24.1